Exhibit 23.1
                              ROBNETT & COMPANY PC
                          CERTIFIED PUBLIC ACCOUNTANTS


August 14, 2001

Mr. Glenn LaPointe
Referral Holdings Corporation
and its Wholly Owned Subsidiary
12885 Research, Suite 202
Austin, TX  78750

Dear Mr. LaPointe,

I, Nathan M. Robnett, hereby consent to the use of my name and my Accountant's Review Report dated August 13, 2001, and the Consolidated Financial Statements of Referral Holdings Corporation and its Wholly Owned Subsidiary as of June 30, 2001, including the respective notes thereto, in the Registration Statement of Referral Holdings Corporation and it Wholly Owned Subsidiary.

My consent is limited as described above and is valid until September 30, 2001. Any additional use or use after September 30, 2001 of my name will require my consent in each and every instance.

Sincerely,


/s/ Nathan M. Robnett
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Robnett & Company, P.C.